NEWS RELEASE
TSX Venture Exchange Symbol SNV	April 28th, 2008

SONIC TO ACQUIRE HEAVY OIL UPGRADING TECHNOLOGY
Process Chemistry Complements SONIC Heavy Oil Sonoprocess™

Vancouver, CANADA - SONIC Technology Solutions Inc. (“SONIC” or “the Company”) today announced that it has agreed to terms to acquire all of the issued and outstanding shares of Northern Oil Research Technologies Inc. (“NORT”), an Alberta based oil process development company. NORT has developed and patented a low pressure and temperature chemical process for upgrading heavy crude oil (or bitumen) and is developing further processes to maximize the value from asphaltenes. NORT’s patented chemistry has demonstrated increases in the API of heavy oil from 10 to over 28 API as well as significant reductions in sulphur content while maintaining a high liquid yield and minimizing CO2 production. The performance of the NORT process was confirmed in analysis by the Alberta Research Council in Edmonton, Alberta.

The cold cracking (low temperature and pressure) NORT process is expected to enable SONIC to fully exploit the work that it has undertaken with PetroSonic Energy Systems Inc. on accelerated upgrading of heavy oil. Under the terms of the acquisition, SONIC’s purchase price consists of the issuance to NORT shareholders and related parties of common shares upon the achievement of key milestones up to a total value of $3 million dollars with an initial value of $0.5 million at $0.25 per share upon the acquisition of the NORT shares. The major milestones are the development and installation of a successful field pilot plant and full commercial implementation. SONIC believes that the process is easily scalable to 2,500 barrels per day by use of PetroSonic’s compact accelerated process. Mr. Frederick Boakye, NORT’s Chief Scientist, will join SONIC to ensure successful and rapid implementation of these objectives.

The NORT solvent extraction process uses a proprietary bio-chemical oxidation chemistry to upgrade heavy oil. The two-stage process partially de-asphalts before electrophilic oxidation of sulphur and nitrogen-containing compounds. By utilizing agriculturally produced chemicals, and with low energy requirements, SONIC expects the commercial process to have a relatively small carbon footprint. SONIC has already demonstrated and patented a Sonoprocess™ which greatly accelerates and improves de-asphalting. This acquisition is part of strategy to realign the Company towards the energy sector with a particular emphasis on heavy oil and oil sands in North America.

Adam Sumel, CEO and President of SONIC, commented “This acquisition is an important transition for SONIC. Our future operations will increasingly focus on the oil sector where we can achieve the greatest impact in the shortest time. The Company’s other Sonoprocess™ opportunities are being advanced rapidly through strategic joint ventures and licenced partnerships, ensuring that each receives the required focus and operational infrastructure.”

World heavy oil deposits are now greater than the remaining reserves of conventional oil (Schlumberger data shows that 70% of world oil reserves consist of heavy and extra heavy oil such as oil sand bitumen). Heavy oil production has expanded to more than 5 million barrels per day. SONIC’s opportunity is to provide an economic process for upgrading heavy oil from small and medium producers at the source. This adds value and allows producers to capture a larger share of the market price for refinery products.

The transaction is subject to certain conditions, including completion of definitive agreements and approval of the TSX Venture Exchange.

About SONIC
SONIC develops and markets Sonoprocess™ technologies utilizing sonic energy to create more sustainable processes. Sonic Environmental Solutions markets the Sonic Treatment System via licenced soil remediation partners, PetroSonic Energy Systems is developing heavy oil processes and SonoOil is

www.SONICTSI.com

developing improved oil sands processes. SONIC has also developed opportunities in BioSonic processing and materials processing.

     Sonoprocess™ Technologies
•     Sustainable      •     Efficient      •     Economic     •

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For further information, please contact:
Adam Sumel, President and CEO	Tel: (604) 736-2552
SONIC Technology Solutions Inc.	Or Email: info@SONICTSI.com

www.SONICTSI.com